Exhibit 99.1

NEWS RELEASE

Toronto, September 9, 2019

(in U.S. dollars)

Franco-Nevada Announces Succession Plans and Adds to its Board

Franco-Nevada is pleased to announce that it continues to advance its succession planning and board renewal.  Recent steps include the promotion of Paul Brink to the role of President and COO at the 2018 AGM and the addition of Jennifer Maki as a new director at the 2019 AGM.  At the same meeting, Pierre Lassonde announced his intention to step down from both his Chair and director roles on the board during 2020.  The board of Franco-Nevada has now made the following additional decisions:

David Harquail as Chair Designate

Effective as of the May 6th, 2020 AGM, the board intends to appoint David Harquail as the non-executive Chair of its board of directors.  David has served as a senior executive of the original Franco-Nevada starting in 1987 and as CEO of the new Franco-Nevada since its IPO in 2007.  Under his leadership, the new Franco-Nevada’s market capitalization has grown to over $17 billion.

Pierre Lassonde as Chair Emeritus Designate

Effective as of the May 6th, 2020 AGM, the board intends to appoint Pierre Lassonde as Chair Emeritus.  Pierre and Seymour Schulich were co-founders of the original Franco-Nevada and pioneered the concept of mining royalty companies with the acquisition of the Goldstrike royalty in 1985.  Pierre has served as non-executive Chair of the new Franco-Nevada since its IPO in 2007.  Under his leadership, the new Franco-Nevada has had an outstanding track record of creating value for its shareholders.  With Pierre’s continuing role, Franco-Nevada hopes to benefit from his advice for many years to come.

Paul Brink as CEO Designate

Effective as of the May 6th, 2020 AGM, the board intends to appoint Paul Brink as President and Chief Executive Officer and nominate him for election as a director of Franco-Nevada at the same AGM.  Paul has served as Senior Vice President from 2007 to 2018 and was promoted to President and Chief Operating Officer in 2018.  He was part of the Franco-Nevada IPO in 2007 and has successfully led its business development activities since then.

Elliott Pew as a New Director

Elliott Pew, as of today, joined Franco-Nevada’s board as a new director.  He has over 38 years of diverse experience in the oil and gas industry and currently serves as Chairman of Enerplus Corporation.  Previously, Elliott served as a director of Southwestern Energy Company and as co-founder, executive and member of the board of managers of Common Resources I, II and III (private E&P).  Prior to that, Elliott held senior executive positions with Newfield Exploration Company in Houston and was Senior Vice President, Exploration of American Exploration Company.  He holds an M.A. in Geology from the University of Texas at Austin and an A.B. in Geology from Franklin and Marshall College.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada has a strong balance sheet and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell
Director, Corporate Affairs
(416) 306-6328
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the Canada Revenue Agency and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, and expected succession planning. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.